May 11, 1999


Via EDGAR and Facsimile
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Attn:    Mr. James M. Daly, Assistant Director
         Division of Corporation Finance

         Re: Tera Computer Company - Registration Statement on Form S-3, Registration No. 333-67885, as amended

Dear Sir:

     Pursuant to Rules 477 and 478(c) under the Securities Act of 1933 (the "Securities Act"), Tera Computer Company, the registrant under the above-referenced registration statement, hereby makes application to withdraw the registration statement and Amendment No. 1 thereto.

     After consultation with the staff of the Commission, Tera has determined that proceeding with the offering at this time is not in the interests of Tera or the proposed selling shareholders named in the Registration Statement.

     Questions  regarding  this  request may be directed to the  undersigned  at
(206) 701-2000.

                                 Very truly yours,
                                 TERA COMPUTER COMPANY


                                 By /s/
                                   --------------------------------------------
                                    Kenneth W. Johnson
                                      Vice President - Finance, Chief Financial
                                      Officer, and Secretary


cc:      Mr. Mark P. Shuman, Esq.